May 1, 2019

Robert D. Kamphuis
Chairman, President & Chief Executive Officer
Mayville Engineering Company, Inc.
715 South Street
Mayville, WI 53050

       Re: Mayville Engineering Company, Inc.
           Amendment No. 1 to Form S-1
           Filed April 29, 2019
           File No. 333-230840

Dear Mr. Kamphuis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-1/A filed April 29, 2019

Dilution, page 43

1. Please revise your dilution calculation and related disclosures to quantify the following:
       net tangible book value prior to the offering, the change in the net tangible book value per share attributable to the offering, and the amount of immediate dilution as a result the offering. Please reference Item 506 of Regulation S-K for guidance. Robert D. Kamphuis
Mayville Engineering Company, Inc.
May 1, 2019
Page 2

        You may contact Mindy Hooker (Staff Accountant) at (202) 551-3732 or Kevin Stertzel
(Staff Accountant) at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert D. Kamphuis
                                                          Division of
Corporation Finance
Comapany NameMayville Engineering Company, Inc.
                                                          Office of
Manufacturing and
May 1, 2019 Page 2                                        Construction
FirstName LastName